Exhibit 99(a)(7)

OFFER TO EXCHANGE OPTIONS

FORM OF E-MAIL REMINDER NOTICE

The deadline is approaching for eligible employees to elect to participate in or withdraw from the Offer to Exchange. Eligible employees must complete and submit an Election/Change of Election Form so that it is received before 5:00 p.m., Eastern Standard Time, on March 10, 2003. Employees also can change their election or withdraw completely from the Offer to Exchange any time during the offer period as long as the Election/Change of Election Form is properly submitted so it is received before 5:00 p.m., Eastern Standard Time, on March 10, 2003. Regardless of whether you choose to participate in the Offer to Exchange, you must complete and return the Election/Change of Election Form. If you choose not to participate in the Offer to Exchange please mark the box “Rejection/Withdraw.”

Participation in the Offer to Exchange is completely your choice and is entirely voluntary. You are not obliged to participate in this offer, and if you do not elect to exchange your eligible options, any options you currently hold will remain subject to their present terms.

We expect a high volume of traffic during the last few days of the offer period. If you wait until the end of the offering period to submit your choice or change your election, you may experience slow system performance and you may have difficulty gaining access to the system or submitting your Election/Change of Election Form. As a result, you may not be able to submit your Election/Change of Election Form in time for Manugistics to receive it before the offering period expires.

The Offer to Exchange materials, including eligibility guidelines and instructions for participating, are available to you at the Offer to Exchange Database. The link to the Offer to Exchange Database is located under Section 2.5 of the Employee Encyclopedia, under the title “Option Exchange Program.”